UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

**REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

**In respect of the issue of
ZMW 180,000,000 16.25 per cent. Notes due 30 March 2023 (payable in United
States Dollars)**

**by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme**

Filed pursuant to Rule 3 of Regulation EBRD
Dated 28 March 2022

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Zambian Kwacha ("**ZMW**") 180,000,000 16.25 per cent. Notes due 30 March 2023 (payable in United States Dollars ("**USD**")) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 28 March 2022 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 28 March 2022 (the "**Purchaser's Confirmation**") provided by Goldman Sachs International ("**Goldman Sachs**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Goldman Sachs has agreed to purchase the Notes. The obligations of Goldman Sachs are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100%	N/A	100%
Total	ZMW 180,000,000	N/A	ZMW 180,000,000[1]

(1) Payable in USD in the amount of USD 10,000,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Goldman Sachs has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 28 March 2022.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 28 March 2022.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.



Goldman Sachs International | Plumtree Court | 25 Shoe Lane | London EC4A 4AU | Tel: +44 (0)20 7774 1000 Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

28 March 2022

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
ZMW 180,000,000 16.25 per cent. Notes due 30 March 2023 (payable in United States Dollars) (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) We confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

(iii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are ZMW 180,000,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 10,000,000) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 94589.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**EU MiFID Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the EU MiFID Product Governance Rules:

a. we (the "**EU MiFID Manufacturer**") understand the responsibilities conferred upon us under the EU MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

b. we note the application of the EU MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU MiFID Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

a. we (the "**UK Manufacturer**") understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

b. we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

(a) In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(a) In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

For: **GOLDMAN SACHS INTERNATIONAL**



By: …………………………………..

       Authorised signatory

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**

By: …………………………………

       Duly Authorised Officer

MiFID II product governance / professional investors and ECPs target market only:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

UK MiFIR product governance / Professional investors and ECPs only target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**") and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, only; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

Pricing Supplement

28 March 2022

European Bank for Reconstruction and Development
ZMW 180,000,000 16.25 per cent. Notes due 30 March 2023 (payable in United States Dollars) (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Zambian Kwacha ("**ZMW**"), the lawful currency of Zambia, *provided that* all payments in respect of the Notes will be made in United States dollars ("**USD**"), subject to the provisions set out in the Annex hereto
2	Nominal Amount:	ZMW 180,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	30 March 2022
5	Issue Price:	100 per cent. of the Nominal Amount
6	Maturity Date:	30 March 2023, subject to the provisions set out in the Annex hereto and the Business Day Convention specified below
7	Fungible with existing Notes:	Not Applicable

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination:	ZMW 10,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	30 March 2022
	Fixed Rate Notes:	

16	(a)	Fixed Rate of Interest:	16.25 per cent. payable on the Maturity Date, equal to ZMW 1,625 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, subject to the provisions set out in the Annex hereto
	(b)	Fixed Interest Dates:	The Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and subject to the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual / Actual – ICMA
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Lusaka shall be the principal financial centre. London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No

17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Lusaka shall be the principal financial centre. London and New York City shall be additional business centres, subject to the provisions set out in the Annex hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

option:

23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, payable in USD and subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	Goldman Sachs International Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	246142947
	ISIN Code:	XS2461429479
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the Luxembourg Stock Exchange and trading on the Regulated Market of the Luxembourg Stock Exchange.
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty	Not Applicable

	establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	
36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the Luxembourg Stock Exchange of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of the European Bank for Reconstruction and Development as from 30 March 2022, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / professional investors and ECPs target market only" and "UK MIFIR product governance / Professional investors and ECPs only target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: Stefan Filip ....
Authorised signatory



PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange with effect from 30 March 2022 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be ZMW 180,000,000 but payable in USD in the amount of USD 10,000,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	ZMW 180,000,000 which, for the avoidance of doubt, will be paid in USD in the amount of USD 10,000,000.
(iii)	Estimated total expenses:	£6,000

5   YIELD

Indication of yield:	16.25 per cent. per annum.
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   HISTORIC INTEREST RATES

Not Applicable

7   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

ANNEX

Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date (subject to disruption event provisions below), as applicable, and determined by the Calculation Agent as follows, on the corresponding FX Rate Fixing Date:

Specified Denomination / FX Rate on the applicable FX Rate Fixing Date rounded to the nearest USD 0.01 with USD 0.005 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on the Interest Date (subject to disruption event provisions below) and determined by the Calculation Agent as follows, on the corresponding FX Rate Fixing Date:

ZMW 10,000 / FX Rate on the applicable FX Rate Fixing Date rounded to the nearest USD 0.01 with USD 0.005 being rounded up

The Calculation Agent shall notify the Issuer, and the Agent (who shall in turn inform the Noteholders) of its determination of the Fixed Interest Amount, Early Redemption Amount (if any) and the Final Redemption Amount payable on the Fixed Interest Date, Early Redemption Date (if any) or the Maturity Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Fixed Interest Date, Early Redemption Date or Maturity Date, as applicable).

If the FX Rate is not available for any reason, as published on Reuters Page <USDZMW09FIXM=WM> (or any successor page selected as the EMTA market standard) on a FX Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer, and the Agent (who shall in turn inform the Noteholders) of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i) the day falling five (5) Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the thirtieth day following determination of the occurrence of a Price Source Disruption the FX Rate is still unavailable then the FX Rate shall be the average such firm quotes (expressed as the number of ZMW per one USD) from three (3) Reference Dealers (as defined below) obtained by the Calculation Agent for the sale of ZMW and the purchase of USD at or about 1.00 p.m. Lusaka time on the applicable date for settlement two Business Days thereafter, provided, however, that if fewer than two (2) Reference Dealers provide such firm quotes then the Calculation Agent shall determine the FX Rate in good faith and in a commercially reasonable manner.

The Calculation Agent shall notify the Issuer and the Agent (who shall in turn notify the Noteholders) of its determination of the FX Rate as soon as practicable after such determination.

For the avoidance of doubt, if the Postponed Early Redemption Date, Postponed Fixed Interest Date, or Postponed Maturity Date is not a Business Day, then such date (as applicable) shall occur on the next following Business Day.

For the purposes of these provisions:

"**Business Day**" mean any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealers in foreign exchange and foreign currency deposits) in Lusaka, London, and New York.

"**Calculation Agent**" means Goldman Sachs International in accordance with the provisions of the calculation agency agreement entered into between the Issuer and the Calculation Agent dated 3 November 2006 (as amended and/or supplemented from time to time, the "**Calculation Agency Agreement**"). All references to the Calculation Agent shall include any successor or successors to Goldman Sachs International as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date in which the Notes become due and payable pursuant to Condition 9;

"**FX Rate**" means, in respect of a FX Rate Fixing Date, the ZMW/USD exchange rate expressed as the amount of ZMW per one USD, as published on Reuters Page <USDZMW09FIXM=WM> (or any successor reference page selected as the EMTA market standard) at approximately 09.00 a.m. (Lusaka time), or as soon thereafter as practicable, on that FX Rate Fixing Date;

"**FX Rate Fixing Date**" means five Business Days prior to the Fixed Interest Date, Early Redemption Date (if any) and Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the FX Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five (5) Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or the Postponed Early Redemption Date as applicable;

"**Postponed Early Redemption Date**" means the thirtieth (30th) day following the originally scheduled Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the thirtieth (30th) day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the thirtieth (30th) day following the originally scheduled Maturity Date; and

"**Reference Dealers**" means three (3) leading dealers, banks or banking corporations which regularly deal in the USD/ZMW exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.